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As Amended File # 24-10146

06033570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAY 12 2006 DIVISION OF CORPORATION FINANCE OFFICE OF EMERGING GROWTH COMPANIES

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

BINJ Laboratories, Inc.
(Exact name of issuer as specified in its charter)

State of Delaware
(State or other jurisdiction of incorporation or organization)

SEC MAIL MAY 12 2006 1086

159 Burgin Parkway, Quincy, Massachusetts 02169, (617) 471-4445
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

None
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3823
(Primary Standard Industrial Classification Code Number)

20-3519064
(I.R.S. Employer Identification Number)

PROCESSED MAY 15 2006 THOMSON FINANCIAL

Date of Issue ____________ **Date of This Circular** ____________

Investing in the common stock involves risks, which are described in the"Risk Factors" section beginning on page 7.

	Price to Public	Underwriting discount and commissions	Proceeds to issuer
Per Unit	$0.20	$0.00	$0.20
Total	15,000,000	$0.00	$3,000,000

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of regulation.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ____________________, State of ______________, on ____________________, 20____.

BINJ Laboratories, Inc.

By ______________________________

Joseph Noonan, President & CEO

____

Barry Nadler, Secretary